October 22, 2024

Randolph Wilson Jones III
President
TEN Holdings, Inc.
1170 Wheeler Way
Langhorne, PA 19047

       Re: TEN Holdings, Inc.
           Registration Statement on Form S-1
           Filed October 11, 2024
           File No. 333-282621
Dear Randolph Wilson Jones III:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed October 11, 2024
Risk Factors
Risks Relating to Our Capital Stock and Trading
There may be substantial sales of our common stock by the Selling
Stockholders..., page 26

1. Please enhance this risk factor to acknowledge, if true, that the selling stockholders acquired the resale shares for less than the anticipated price of the shares to be sold in the IPO, and thus may accept a lower price for such resale shares. Clarify, if true, that the lock-up arrangements applicable to 5% or greater shareholders will not apply to the selling stockholders with respect to the resale shares, and revise to discuss the related risks. Make conforming revisions where lock-up arrangements are discussed elsewhere through the primary and resale offering prospectuses.
 October 22, 2024
Page 2
Use of Proceeds, page 29

2. You disclose the initial public offering price range. Please fill in the related blanks throughout the filing, including, but not limited to, blanks in these sections: Use of
       Proceeds (page 29), Capitalization (page 31), Dilution (page 32) and Other Expenses of Issuance and Distribution (page II-1).
Dilution, page 32

3. Please explain how you computed the net tangible book value as of June 30, 2024,or revise as necessary. In this regard, you reported net assets (equivalent to stockholders'
       equity) as of June 30, 2024 of $225,000 less intangible assets of $3,536,000.
Business
Responses to COVID-19, page 51

4. We note your response to prior comment 4. Please revise this section to explain, as you have done in your response letter, how you determined that approximately 43% of your 2021 revenues and events supported to date could be "partly attributable" to the impact of COVID-19.
Principal Stockholders, page 59

5. Revise to disclose the natural person(s) that exercise voting and/or dispositive power over the shares held by the entities listed on pages 59 and Alt-2 and in the footnotes.
       Please also disclose whether any of the natural persons have had a material relationship with the company or any of its predecessors or affiliates within the past three years. Refer to Question 140.02 of our Regulation S-K Compliance and
       Disclosure Interpretations.
Description of Our Securities, page 61

6. Revise here and your risk factors to discuss the super majority voting requirements to amend your Articles of Incorporation and Bylaws, the advance notice requirements for stockholder proposals, and the limitations on who may call special meetings of stockholders.
7.     We note that Article XIII of your Certificate of Incorporation filed as
Exhibit 3.1
       identifies the Supreme Court of the State of Nevada (or, if the Supreme Court of the
       State of Nevada lacks subject matter jurisdiction, another state or federal court sitting in the State of Nevada) as the exclusive forum for certain litigation, including any
       "derivative action." Please describe this provision and disclose whether it applies to actions arising under the Securities Act or Exchange Act. If so, please state that there is uncertainty as to whether a court would enforce such provision and include appropriate risk factor disclosure. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
 October 22, 2024
Page 3
Unaudited Consolidated Financial Statements as of and for the Six Months Ended June 30,
2024 and 2023
Note 2. Summary of Significant Accounting Policies
Intangible Assets, Net , page F-10

8. You disclose you are applying ASC 985-20. In response to comment 12 in our letter dated August 21, 2024, you indicated you were applying ASC 350-40. Please explain the discrepancy or revise accordingly.
Resale Prospectus Cover Page, page Alt

9. Your statement here and on page Alt-3 that the selling stockholders will sell at the fixed price at which you sell shares in the IPO is inconsistent with the subsequent statement that the resale shares may only be sold "once, and if, [y]our shares of common stock are listed on [Nasdaq]." If it is accurate that the resale shares may only be sold once the IPO has closed and your common stock is traded on Nasdaq, please revise to make this clear and to remove any suggestion that resale shares will be sold prior to the consummation of the IPO. For example, at pages Alt-1 and Alt-2 you state that the firm commitment public offering will happen "concurrently" with the resale offering.
Selling Stockholders, page Alt-2

10. While we note your statement that "no material relationships exist between any of the
       Selling Stockholders, nor have any such material relationships existed within the past three years," except for the relationship with V-Cube, Inc., we also note that Eastern
       Nations Trading Pte. Ltd. received their shares "in consideration of advisory services and technology implementation services." Please explain to us your consideration of disclosing the nature of this relationship pursuant to Item 507 of Regulation S-K, or enhance the disclosure in this section accordingly.
General

11. We note the addition of the resale prospectus to the registration statement. Please provide us with a detailed analysis as to why you believe that the resale transaction is appropriately characterized as a secondary offering, rather than a primary offering in which the selling stockholders are acting as conduits in a distribution to the public and are therefore underwriters selling on your behalf. For guidance, refer to Securities Act
       Rule Compliance and Disclosure Interpretations Question 612.09. Include the
       following information in your analysis:
           Provide additional detail regarding the background and nature of the transactions by which the selling stockholders, particularly Eastern Nations Trading Pte. Ltd., came to acquire the shares they beneficially own, including the price and how it was determined. Provide additional detail on the "advisory services and technology implementation services" that Eastern Nations Trading Pte. Ltd has provided to the company, and explain why it received shares through transfers from V-Cube, Inc. rather than issuances by the company.
           Clarify whether the underwriter had any role in facilitating the primary sales and/or transfers of shares to the selling stockholders.
 October 22, 2024
Page 4

             Disclose the nature of the selling stockholders' businesses. Explain why you decided to include a resale component at this time and how you
           determined the number of shares to be sold through the resale offering relative to the IPO.
             Clarify whether the selling stockholders are subject to lock-up arrangements with respect to the resale shares, as we note that your disclosure throughout the prospectus is unclear on this point. If not, explain why this is the case and whether the underwriter sought to have the resale shares subject to lock-up provisions.
             Tell us why the underwriter believes it will be able to successfully place the securities to be sold in the IPO and facilitate the creation of a public market in your securities in light of the secondary offering. In this regard, we note your statement at page 26 that "each of the Selling Stockholders have agreed...that they will immediately consider selling some portion...of their respective Resale Shares if requested by the underwriters, in order to create an orderly, liquid market for our common stock." Explain why the underwriters may "request" that a market for the shares be facilitated through the resale offering rather than solely through the firm commitment IPO.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Ying Li